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Exhibit 6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
and
MANAGEMENT PROXY CIRCULAR

Æterna Zentaris Inc.

March 15, 2006

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Æterna Zentaris Inc. (the "Corporation") will be held at the Mount Royal Centre, 2200 Mansfield, Montreal, Quebec, on Wednesday, May 3, 2006, at 10:30 a.m. (Montreal time) for the following purposes:

1.
to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005, together with the auditors' report thereon;

2.
to elect directors;

3.
to appoint auditors and authorize the directors to determine their compensation; and

4.
to transact such other business as may properly come before the meeting.

By order of the Board of Directors,

Mario Paradis, CA
Corporate Secretary

Quebec City, Quebec, March 15, 2006

        Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of National Bank Trust Inc., Share Ownership Management, 1100 University Street, 12th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the meeting or any adjournment thereof.

        Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5

MANAGEMENT PROXY CIRCULAR

1.      SOLICITATION OF PROXIES

        This Management Proxy Circular is furnished in connection with the solicitation, by the Management of Æterna Zentaris Inc. (the "Corporation"), of proxies to be used at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Wednesday, May 3, 2006, at the time and place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the "Notice of Meeting") or any adjournment thereof.

        Unless otherwise indicated, the information contained in this Circular is given as of March 15, 2006. All dollar amounts in this Management Proxy Circular are denominated in Canadian dollars, unless otherwise indicated.

        The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding the Corporation's common shares (the "Common Shares") on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the costs of solicitation, which are expected to be minimal.

2.      APPOINTMENT OF PROXYHOLDERS

        The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Corporation. A shareholder may appoint a person other than the persons indicated in such proxy form to act as his or her proxyholder. To do so, the shareholder must write the name of such person in the appropriate space on the form of proxy. In order to ensure they are counted, duly completed proxies must be received at the office of National Bank Trust Inc., Share Ownership Management, 1100 University Street, 12th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.

3.      REVOCATION OF PROXIES

        A shareholder giving a proxy may revoke it at all times by a document signed by him or her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Corporate Secretary of the Corporation at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

4.      NON-REGISTERED HOLDERS OF SHARES

        The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

        Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of National Bank Trust Inc. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

        All references to "shareholders" in this Management Proxy Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

5.      VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        The shares conferring voting rights at the Meeting are Common Shares. Each Common Share confers the right to one vote. As at March 15, 2006, there were 53,133,681 Common Shares issued and outstanding.

        Holders of Common Shares, entered on the list of shareholders compiled at the close of business (Montreal time) on March 15, 2006, will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder.

        To the knowledge of the directors and officers of the Corporation, the only persons who are beneficial owners of, directly or indirectly, or exercise power or control over, shares conferring more than 10% of the voting rights attached to the Common Shares, being the Corporation's sole class of issued and outstanding shares, are indicated in the table below:

Name of shareholder	Common Shares	Total percentage of voting rights
	(#)	(%)
Solidarity Fund (QFL)	9,752,069	18.35
SGF Santé Inc.	8,810,878	16.58

6.      PRESENTATION OF THE FINANCIAL STATEMENTS

        The Annual Report including the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005 and the auditors' report thereon will be submitted at the Meeting.

7.      EXERCISE OF VOTING RIGHTS BY PROXIES

        The persons named as proxies will vote or withhold from voting the Common Shares in respect of which they are appointed or vote for or against any particular question, in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of all matters identified in the attached Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Management Proxy Circular, the Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

8.      ELECTION OF DIRECTORS

        The Corporation's Articles provide that the Board of Directors (the "Board") of the Corporation shall be composed of a minimum of five and a maximum of fifteen directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the eleven persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Management Proxy Circular) as candidates for election as directors. Each elected director will remain in office until adjournment of the next annual meeting of the shareholders or until his or her successor is elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation, except for Mr. José P. Dorais. Mr. Gerald J. Martin was appointed director by the Board of Directors on January 25, 2006.

        Under the terms of a shareholders' agreement signed on November 12, 1999 between Solidarity Fund (QFL) and the Corporation, Solidarity Fund (QFL) was granted the right to designate one member of the Board of Directors of the Corporation, provided that Solidarity Fund (QFL) holds at the relevant time at least 499,999 Common Shares. Likewise, under the terms of contractual agreements among the Corporation, SGF Santé Inc. and Dr. Éric Dupont concerning, among other matters, the election of directors, provided that SGF Santé Inc. holds at least 5% of the Corporation's issued and outstanding voting shares, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders (i) one candidate designated by SGF Santé Inc., provided that the candidate receives a favourable recommendation from the Corporate Governance, Nominating and Human Resources Committee, and (ii) one candidate jointly designated by SGF Santé Inc. and Dr. Éric Dupont, (b) the Corporation will solicit proxies from its shareholders for the election of such candidates as directors of the Corporation, and (c) Dr. Éric Dupont will exercise the voting rights attached to his Common Shares, on any resolution relating to the election of directors to be submitted to the beneficial holders of any participating shares of the Corporation, in favour of the election of the candidates so designated. In this respect and in accordance with the agreement mentioned above, Mr. José P. Dorais is the candidate currently designated by SGF Santé Inc.

        Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the eleven nominees whose names are set out in the table below. Management of the Corporation does not foresee that any of the following nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and place of residence	Principal occupation	Director since	Number of Common Shares held in the Corporation	Number of Subordinate Voting Shares held in Atrium Biotechnologies Inc.(1)
Marcel Aubut Quebec, Canada	Managing Partner Heenan Blaikie Aubut (law firm)	1996	45,000	56,500
Stormy Byorum, MBA(2) New York, USA	Senior Managing Director Stephens Cori Capital Advisors (strategic and financial advisory services company)	2001	12,000	—
José P. Dorais(3) Quebec, Canada	Miller Thomson Pouliot (law firm)	N/A	—	—
Éric Dupont, PhD(4) Quebec, Canada	Executive Chairman of the Board Æterna Zentaris Inc.	1991	3,767,413	40,000
Jürgen Engel Frankfurt, Germany	Executive Vice President, Global R&D and Chief Operating Officer Æterna Zentaris Inc. Chairman and Managing Director Zentaris GmbH (a subsidiary of the Corporation)	2003	31,279	1,000
Jürgen Ernst, MBA(4)(5) Brussels, Belgium	Vice Chairman of the Board Æterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	8,850	2,222
Gilles Gagnon, MBA Quebec, Canada	President and Chief Executive Officer Æterna Zentaris Inc.	2002	70,617	—
Pierre Laurin, PhD(4) Quebec, Canada	Executive in Residence HEC Montreal (management faculty of university)	1998	11,200	180,000
Gérard Limoges, FCA(2) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada	2004	1,000	—
Pierre MacDonald(2)(4) Quebec, Canada	Chairman of the Board Eurocopter Canada Ltd.	2000	11,500	—
Gerald J. Martin(6) California, USA	Corporate Director Former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories Inc.	2006	—	—

(1)
Atrium Biotechnologies Inc. is a subsidiary in which the Corporation holds 48.42% of the equity interests and 64.82% of the voting rights.

(2)
Member of the Audit Committee.

(3)
On March 14, 2006, SGF Santé Inc. advised the Corporation that it was exercising its right under the shareholders' agreement, described at page 3 of this Management Proxy Circular, to designate one (1) candidate for election to the Board of Directors of the Corporation and that Mr. Dorais was such candidate. Mr. Dorais is not currently a member of the Board of Directors of the Corporation.

(4)
Member of the Corporate Governance, Nominating and Human Resources Committee.

(5)
Mr. Ernst was appointed Vice Chairman of the Board on November 14, 2005.

(6)
Mr. Martin was appointed to the Corporation's Board of Directors on January 25, 2006.

Mr. Marcel Aubut served as a director of Albums DF Ltée from September 5, 1997 to September 16, 2003. This company became bankrupt on December 6, 2003.

Mr. Pierre Laurin was, from May 1999 to May 2003, a director of Microcell Telecommunications Inc. ("Microcell"). Microcell entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the Companies' Creditors Arrangement Act (Canada). Mr. Laurin was a member of the Special Committee of the Board of Directors of Microcell created in connection with the foregoing restructuring.

Mr. MacDonald served as a director of Slater Steel Inc. ("SSI"), a manufacturer of specialty steel products from February 1998 to August 2004. SSI and its subsidiaries filed for creditor protection under the Company's Creditors Arrangement Act (Canada) and under Chapter 11 of the US Bankruptcy Code on June 2, 2003, and they have since conducted an orderly wind-down.

        The Corporation does not have any direct information concerning shares beneficially owned by the above-mentioned persons or concerning Common Shares of the Corporation or Subordinate Voting Shares of Atrium Biotechnologies Inc. over which such persons exercise control or direction. This information was provided to the Corporation by the directors and nominees individually.

        Mr. José P. Dorais is currently in the law firm Miller Thomson Pouliot. He practices mainly in the field of administrative, corporate and business law. Mr. Dorais received Bachelor ès Arts from Stanislas College and later graduated from Ottawa University Law School. He is a member of the Quebec Bar.

        Mr. Gerald J. Martin, who was Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories, is currently a member of the Board of Life Sciences Information Technology Global Institute, a non-profit public benefit corporation chartered to identify and develop Good Informatics Practices (GIP) with focus on the establishment of GIP in drug development. Until recently, he was Chairman of the Board of Milkhaus Laboratory based in Providence, Rhode Island, a biotechnology company specialized mainly in male health. During his career in the biopharmaceutical and pharmaceutical sectors, Mr. Martin, in addition to his general management functions, developed a strong expertise in sales and marketing, business development, as well as in clinical development.

9.      STATEMENT OF EXECUTIVE COMPENSATION

        A.    Compensation of Outside Directors

        Each outside director receives an annual base remuneration of $15,000. In December 2005, the Corporation also granted to each of its outside directors options to purchase 15,000 Common Shares which will vest over a period of three years. The outside directors also receive an attendance fee of $1,500 for each Board meeting attended and a daily compensation of $1,500 for special work designated by the Board of Directors, if any. Attendance fees are reduced to $750 per meeting for a director participating in a Board meeting by telephone, teleconference or any other telecommunication device. The Vice Chairman of the Board and the Chairs of the Audit Committee and the Corporate Governance, Nominating and Human Resources Committee receive additional annual retainers of $15,000, $20,000 and $15,000, respectively. In addition, an attendance fee of $1,000 is paid to each outside director attending committee meetings, such fee being reduced to $500 for participation by telephone, teleconference or by any other telecommunication device.

        During the financial year ended December 31, 2005, the Corporation paid an aggregate amount of $189,573 (US$156,426) to all of its outside directors for services rendered. Outside directors are paid in their home country's currency and are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or committee meetings.

        The number of Board and committee meetings held during the year ended December 31, 2005 and the attendance records of Board and committee members are presented in Schedule A to this Management Proxy Circular, "Statement of Corporate Governance Practices".

        B.    Compensation of Executive Officers

        The following table sets forth detailed information on the compensation of the President and Chief Executive Officer, the Vice President and Chief Financial Officer and the Corporation's three other most highly compensated executive officers (including the Executive Chairman of the Board) (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation
					Awards		Payouts
Name and principal occupation	Year	Salary ($)	Bonus ($)	Other annual compensation(1) ($)	Security under options (#)	Shares or units subject to resale restrictions ($)	LTIP payouts ($)	All other benefits ($)

Gilles Gagnon President and Chief Executive Officer	2005 2004 2003	300,000 250,000 248,302	112,500 150,000 125,000	— — —	75,000 110,000 140,000	— — —	— — —	— — —

Dennis Turpin Vice President and Chief Financial Officer	2005 2004 2003	175,000 160,000 159,321	75,000 100,000 90,000	— — —	50,000 90,000 60,000	— — —	— — —	— — —

Jürgen Engel(2) Executive Vice President, Global R&D and Chief Operating Officer	2005 2004 2003	339,705 339,549 332,346	84,926 121,268 55,391	— — —	50,000 100,000 120,000	— — —	— — —	— — —

Manfred Peukert(2) Vice President Medical Affairs	2005 2004 2003	217,411 232,499 210,486	81,491 29,104 67,888	— — —	30,000 50,000 35,000	— — —	— — —	— — —

Éric Dupont Executive Chairman of the Board	2005 2004 2003	250,000 252,083 300,000	— — 100,000	— — —	60,000 90,000 75,000	— — —	— — —	— — —

(1)
Perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of annual salary and bonuses are not included in this column.

(2)
Amounts actually paid in Euros and converted to Canadian dollars at an average exchange rate of CDN$1.00 to €0.6623 in 2005, €0.6185 in 2004 and €0.6319 in 2003.

        During the financial year ended December 31, 2005, the Corporation paid an aggregate amount of $2,405,402 (US$1,984,819) and granted an aggregate number of 365,000 stock options to all of its executive officers (excluding outside directors).

        C.    Stock Option Plan Information

        The Corporation has established a stock option plan for its directors, executive officers, employees, and persons providing continuous services to the Corporation (the "Plan") in order to attract and retain such persons, who will be motivated to work towards ensuring the Corporation's success. The Board has full and complete authority to interpret the Plan and to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the securities of the Corporation are then traded and with all relevant securities legislation. Individuals eligible to participate under the Plan will be determined by the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be.

        Options granted under the Plan may be exercised at any time within a maximum period of ten years following the date of their grant. The Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the securities regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the Toronto Stock Exchange (the "TSX") and the NASDAQ National Market (the "NASDAQ"), on the last trading day preceding the date of grant of the option. Options granted under the Plan generally vest in equal tranches over a three-year period (one third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee.

        Unless the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee decides otherwise, optionholders cease to be entitled to exercise their options under the Plan: (i) immediately, in the event an optionholder resigns or voluntarily leaves his or her employment with the Corporation or one of its subsidiaries or the employment with the Corporation or one of its subsidiaries is terminated with cause; (ii) six months following the date on which employment with the Corporation or any of its subsidiaries is terminated as a result of the death of such optionholder; (iii) 30 days following the date on which an optionholder's employment with the Corporation or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above, including, without limitation, upon the disability, long-term illness, retirement or early retirement of the optionholder; and (iv) where the optionholder is a service supplier, 30 days following the date on which such optionholder ceases to act as such, for any cause or reason.

        Optionholders may not assign their options (nor any interest therein) other than by will or the laws of succession.

        The maximum number of Common Shares that may be issued under the Plan is currently 4,543,744, which currently represents 8.55% of all issued and outstanding Common Shares. Under the Plan, no single optionholder may hold options to purchase more than 5% of the Corporation's issued and outstanding Common Shares.

        The Board of Directors may, at any time, with the prior approval of the relevant regulatory authorities, amend, suspend or terminate the Plan in whole or in part, although in the event of a material amendment to (including an increase in the maximum number of Common Shares issuable under the Plan), or a reduction in the exercise price of, an option, the approval of the holders of a majority of the Common Shares present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained. In addition to the foregoing, any material amendment to an option held by an insider, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation or an associate of an insider, including a change in the exercise price or expiry date of an option, must be approved by a majority of votes cast at a meeting of shareholders, excluding votes attaching to Common Shares beneficially owned by the affected optionholder and his or her associates (i.e. a disinterested vote). Finally, the Plan provides that the acceleration of the expiry date of an option by reason of the fact that an optionholder ceases to be a director, officer, or employee does not constitute an amendment to the Plan or to an option granted thereunder.

Options granted during the most recently completed financial year

        The following table indicates the individual grants of options to the Named Executive Officers during the financial year ended December 31, 2005. The aggregate number of Common Shares covered by options granted during such period was 686,500 at prices varying from $5.55 to $7.11 per Common Share, establishing at 3,843,592 the total number of Common Shares covered by options granted and outstanding pursuant to the Plan as at December 31, 2005.

Name	Common Shares under options granted (#)	% of total options granted during financial year (%)	Exercise price or basic price per Common Share ($ / security)	Market value of Common Shares underlying options on the date of grant ($ / security)	Expiration date
Gilles Gagnon	75,000	10.9	5.55	5.55	December 12, 2015
Dennis Turpin	50,000	7.3	5.55	5.55	December 12, 2015
Jürgen Engel	50,000	7.3	5.55	5.55	December 12, 2015
Manfred Peukert	30,000	4.4	5.55	5.55	December 12, 2015
Éric Dupont	60,000	8.7	5.55	5.55	December 12, 2015

Options exercised during the most recently completed financial year and financial year-end option values

        The following table summarizes for each of the Named Executive Officers the number of Common Shares acquired on options exercised, if any, during the financial year ended December 31, 2005, the aggregate value realized upon exercise, the total number of Common Shares covered by unexercised options, if any, held at December 31, 2005, and the value of such unexercised options as at the same date. During the financial year ended December 31, 2005, an aggregate of 25,000 options were exercised at a price of $6.31 by all optionholders under the Plan.

Name	Common Shares acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at FY-end 2005 (#) Exercisable/Unexercisable	Value of unexercised in-the-money options at FY-end 2005(1) ($) Exercisable/Unexercisable
Gilles Gagnon	—	—	287,333 / 197,667	189,465 / 120,785
Dennis Turpin	—	—	290,000 / 130,000	95,600 / 60,300
Jürgen Engel	—	—	109,334 / 160,666	137,800 / 95,100
Manfred Peukert	—	—	39,000 / 76,000	41,583 / 33,467
Éric Dupont	—	—	285,000 / 145,000	122,000 / 74,500

(1)
The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of a Common Share on the TSX on December 31, 2005, namely $5.90. These values have not been and may never be realized. The options have not been and may never be exercised; and actual gains, if any, upon exercise will depend upon the value of the Common Shares on the date of the exercise. There can be no assurance that these values will ever be realized. Values of unexercised options are based on the exercise price varying from $3.76 to $5.70, as applicable at the specific grant dates.

        D.    Pension Plan

        Two of the Corporation's Named Executive Officers, namely Prof. Dr. Jürgen Engel and Dr. Manfred Peukert, participate in a non-contributory defined benefit pension plan. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve (12) months during the first five working years after initial participation in this plan and increase by 0.4% for each additional year of employment.

        The normal retirement age is 65 years, but early retirement according to the social pension insurance is possible without reduction of the benefit. The following table shows total annual pension benefits payable pursuant to this plan. Upon the death of a participant, the surviving spouse and/or children of the participant will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. All benefits payable under this plan are in addition to German government social security benefits. Only basic salary is taken into consideration in calculating pension benefits.

PENSION PLAN TABLE

	Years of Service
Average Remuneration ($)*	15	20	25	30	35
200,000	$88,000	$92,000	$96,000	$100,000	$104,000
300,000	$132,000	$138,000	$144,000	$150,000	$156,000
400,000	$176,000	$184,000	$192,000	$200,000	$208,000
500,000	$220,000	$230,000	$240,000	$250,000	$260,000

*
Remuneration refers to annual basic salary only.

        Years of credited service as at December 31, 2005 for the Corporation's two Named Executive Officers who participate in this plan are as indicated below:

Jürgen Engel:	29 years and 4 months
Manfred Peukert:	29 years and 4 months

        E.    Employment and Change of Control Agreements

        The Corporation and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the executives a base salary, an annual bonus and stock options which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term, except for Prof. Dr. Engel whose employment agreement is for a term of five years and expires in June 2008.

        In addition, the Corporation has entered into change of control agreements (the "Change of Control Agreements") with two of the Named Executive Officers. Under such agreements, if a change of control (as defined in the Change of Control Agreements) occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to receive a lump sum payment, less statutory deductions, of the equivalent of twenty-four (24) months in the case of Mr. Gagnon and eighteen (18) months in the case of Mr. Turpin of i) their annual base salary, ii) the maximum amount of the bonus, and iii) the benefits, calculated on a yearly basis, including car allowances, but excluding operating costs and excluding any stock options which were held by such executive at the time of termination of the employment.

        F.    Report on Executive Compensation

Composition of the Corporate Governance, Nominating and Human Resources Committee

        On December 31, 2005, the Corporate Governance, Nominating and Human Resources Committee (the "Committee") was composed of four directors, namely Dr. Éric Dupont, Mr. Jürgen Ernst (who joined the Committee on December 13, 2005), Mr. Pierre Laurin and Mr. Pierre MacDonald, who is the Chairman of the Committee.

Mandate of the Committee

        The mandate of the Committee (attached as Schedule D to this Management Proxy Circular) is to (i) assist the Board in developing the Corporation's approach to corporate governance issues, (ii) propose new Board nominees, and (iii) assess the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.

Executive Compensation Policy

        An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

        In accordance with this policy, the compensation of the Corporation's executive officers is based on three principal elements: (i) basic salary; (ii) performance bonuses; and (iii) the award of stock options. Each component is established with comparable companies in our industry in North America with which the Corporation competes for talent. In addition, the policy is intended to align the executives' interests with those of the Corporation's shareholders and rewards superior performance. Incentive-based compensation is granted on the basis of criteria approved by the Committee.

Basic Salary

        Basic salary is established according to the criteria set forth above and is intended to align with the median of those paid in the comparator group. They are reviewed annually by the Committee.

Short-term Incentive Compensation

        The short-term incentive plan sets out the allocation of incentive awards based on the financial results, the achievement of the Corporation's products development and strategic objectives, and the Corporation's return on investment. These objectives are set at the beginning of each financial year as part of the revision of corporate strategies.

        In the case of executive officers, a program is designed to maximize corporate and individual performance by establishing specific, operational and financial goals and to provide financial incentives to executive officers based on their level of achievement of these goals. The granting of cash incentives require Committee and Board approval and are based upon an assessment of each individual's performance, as well as the performance of the Corporation.

Long-term Compensation of Executive Officers

        The long-term component of the Corporation's executive officers' compensation is based mainly on the Corporation's Stock Option Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options generally vest over a period of three years.

Control and Revision of the Compensation Plan

        The Committee must ensure that the compensation of the Corporation's executive officers is consistent with the overall compensation policy of the Corporation. The relative situation of the Corporation with regard to compensation is determined annually by means of studies, with respect to a reference market, composed of comparable businesses. Internal equity analyses are also conducted in order to make the required adjustments.

Compensation of the President and Chief Executive Officer

        The compensation of the President and Chief Executive Officer is along the lines of the Corporation's policy on management compensation. The President and Chief Executive Officer's employment agreement also contains a non-competition clause but does not provide for any specific terms or modalities of remuneration.

        The President and Chief Executive Officer received a bonus pursuant to the Corporation's short-term incentive plan. The annual bonus paid to the Chief Executive Officer in 2005 reflected his performance in the context of Corporation's objectives, which were reviewed by the Committee for the Chief Executive Officer and the senior executive management of the Corporation for the 2005 fiscal year. The annual bonus paid in 2005 reflected the advancement of the Corporation's product pipeline as well as its performance in relation to strategic objectives established by the Committee for the Chief Executive Officer and the senior executive management of the Corporation for the 2005 fiscal year.

Conclusion

        In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is tied to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the Corporation's publicly traded Common Shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

        If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

    By the Corporate Governance, Nominating and Human Resources Committee:

    Pierre MacDonald, Chairman
    Éric Dupont
    Jürgen Ernst
    Pierre Laurin

10.   PERFORMANCE GRAPH

        On December 31, 2005, the closing price of a Common Share on the TSX was $5.90. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2000 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

        On May 28, 2004, the Corporation's former Subordinate Voting Shares were changed, on a one-for-one basis, into an equal number of new Common Shares.

11.    SECURITY-BASED COMPENSATION ARRANGEMENTS

        A.    Securities Authorized for Issuance under Equity Compensation Plans

        The following table sets forth, as at December 31, 2005, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,843,592	6.16	466,685
Equity compensation plans not approved by securityholders	—	—	—

Total	3,843,592	6.16	466,685

        B.    Principal Terms of the Corporation's Security-Based Compensation Arrangements and Other
                Required Disclosure

        Effective January 1, 2005, companies listed on the TSX are required to disclose on an annual basis, in their information (or management proxy) circulars, or other annual disclosure documents distributed to all security holders, the terms of their security-based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual, security-based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security-based compensation arrangements for the purposes of the TSX Company Manual rules. The Corporation currently has in place only one such security-based compensation arrangement, namely its Stock Option Plan, the principal terms of which are described at Section 9.C of this Management Proxy Circular under the heading "STATEMENT OF EXECUTIVE COMPENSATION — Stock Option Plan Information".

        As at March 15, 2006, 268,467 Common Shares had been issued and 671,685 Common Shares remain available for issuance under the Corporation's Stock Option Plan representing, respectively, 0.5% and 1.3% of all issued and outstanding Common Shares. In addition, 3,603,592 Common Shares are issuable under unexercised options currently issued and outstanding, representing 6.78% of all issued and outstanding Common Shares.

12.    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        In 2005, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201 — Corporate Governance Guidelines (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make certain specified disclosure regarding their governance practices. The Board considers good corporate governance to be important to the effective operations of the Corporation. The Corporate Governance, Nominating and Human Resources Committee makes recommendations regarding the compliance of the Corporation's practices with the CSA Governance Policy and oversees disclosure obligations related thereto. The Committee proposes changes to the Corporation's corporate governance practices and, where applicable, amends such governance practices from time to time.

        Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule A to this Management Proxy Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the Instrument) and provides a response to each item, which together describe how the Corporation has integrated these "best practices" of corporate governance.

13.    APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

        A.    Appointment of Auditors

        The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.

        Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and authorizing the directors of the Corporation to determine their compensation.

        B.    Audit Committee Disclosure

        Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee in this Management Proxy Circular and is incorporating this information by reference into its Annual Information Form. The Audit Committee Charter is attached as Schedule C to this Management Proxy Circular and is also accessible on the Corporation's Web site at www.aeternazentaris.com.

Composition of the Audit Committee

        Ms. Stormy Byorum, Mr. Gérard Limoges, FCA, who is the Chair of the Committee, and Mr. Pierre MacDonald are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

Education and Relevant Experience

        The education and related experience of each of the members of the Audit Committee are described below.

        Stormy Byorum — Ms. Byorum is currently Senior Managing Director of Stephens Cori Capital Advisors, a strategic and financial advisory services company. Before 1996, Ms. Byorum held various positions at Citicorp. Ms. Byorum holds a Master's of Business Administration (MBA) degree from the University of Pennsylvania.

        Gérard Limoges, FCA — Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management School of Université de Montréal (HEC Montréal) in 1966, he became a chartered accountant and partner of Ernst & Young in 1971.

        Pierre MacDonald — Mr. MacDonald was Vice President of James Bay Energy Corporation where he was responsible for administration, finance, internal audit and information systems. He subsequently was the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. He then became Vice Chairman of the Treasury Board of the Government of Quebec. Mr. MacDonald served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. He recently completed a term of six years as Chairman of the Risk Management Committee and member of the Audit Committee of the Export Development Corporation. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Masters of Commerce degrees from Laval University in Quebec.

Pre-Approval Policies and Procedures

        Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee (attached as Schedule C to this Management Proxy Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees.

External Auditor Service Fees

        In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years:

Fees	Financial Year Ended December 31, 2005 ($)	Financial Year Ended December 31, 2004 ($)
Audit Fees(1)	576,757	359,193
Audit-Related Fees(2)	10,220	272,273
Tax Fees(3)	181,029	116,248
All Other Fees(4)	193,554	47,239

Total Fees:	961,560	794,953

(1)
Refers to the aggregate fees billed by the Corporation's external auditor for audit services.

(2)
Refers to the aggregate fees billed for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under (1) above, including professional services rendered by the Corporation's external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards.

(3)
Refers to the aggregate fees billed for professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning.

(4)
Refers to the aggregate fees billed for products and services provided by the Corporation's external auditor, other than the services reported under (1), (2) and (3) above. These fees were primarily incurred in connection with the preparation of a prospectus filed by the Corporation's subsidiary, Atrium Biotechnologies Inc., as part of its initial public offering in April 2005.

14.    INDEBTEDNESS OF DIRECTORS AND OFFICERS

      Neither at any time during the financial year ended December 31, 2005 nor as at March 15, 2006 were any of the directors or officers indebted to the Corporation in respect of the purchase of securities of the Corporation or otherwise. On March 29, 2004, the Board of Directors of the Corporation adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such existing loans.

15.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The Corporation is not aware, other than as set out below, that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

        In February 2006, Solidarity Fund (QFL) and SGF Santé Inc., each of whom holds more than 10% of the outstanding Common Shares of the Corporation, exercised its right to convert its portion of a convertible loan under a loan agreement originally entered into among the Corporation, Solidarity Fund (QFL) and SGF Santé Inc. in 2003, pursuant to which each of the foregoing shareholders loaned the Corporation a principal amount of $12,500,000. Upon conversion by Solidarity Fund (QFL) and SGF Santé Inc. of both all principal and interest due under the convertible loan agreement, the Corporation issued to each of them 3,477,544 Common Shares in accordance with the provisions of the agreement. Following the conversion and share issuance described above, there remains no amount of indebtedness outstanding under the loan agreement.

        On February 28, 2006, the Board of Directors of the Corporation approved the acquisition by it of a patent held by Prof. Dr. Jürgen Engel for a total consideration of US$175,000 (CAN$199,150) paid by the Corporation issuing 28,779 Common Shares from treasury. Prof. Dr. Engel is the Executive Vice President, Global Research and Development and Chief Operating Officer and he is also a director of the Corporation. This transaction was duly approved at a meeting of all six of the Corporation's independent directors, at which meeting Prof. Dr. Engel was not present during the discussions on this transaction.

16.    INSURANCE OF DIRECTORS AND OFFICERS

        The Corporation purchases liability insurance for the benefit of its directors and officers, which protects them against certain liabilities incurred by them while acting in such capacity. In 2005, this insurance provided a maximum coverage of $20,000,000 per event and policy year. For the financial year ended December 31, 2005, the premium paid by the Corporation was $710,000. When the Corporation is authorized or required to indemnify insured persons, a deductible of $250,000 applies, except for securities-based claims, for which the deductible is $500,000. For the financial year ending December 31, 2006, we increased the coverage to $25,000,000 without any changes in deductible amounts. It is anticipated that the amount of premium to be paid in respect of such insurance for the 2006 fiscal year will be approximately $718,800.

17.    SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

        Shareholder proposals must be submitted no later than December 9, 2006 in order that the Corporation may include them in the Management Proxy Circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2007.

18.    ADDITIONAL INFORMATION

        The Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5:

(i)
one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon, both contained in the Corporation's 2005 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii)
one copy of this Management Proxy Circular.

        In addition, the Corporation's Annual Information Form will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Web sites: www.aeternazentaris.com, www.sedar.com, and www.sec.gov. Financial information related to the Corporation is provided in its comparative financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2005.

19.    DIRECTORS' APPROVAL

        The contents and the sending of this Management Proxy Circular were approved by the Board of Directors of the Corporation.

        Dated at Quebec City, Quebec, March 15, 2006.

Mario Paradis, CA
Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.    BOARD OF DIRECTORS

  A.
  Disclose the identity of directors who are independent.

    Ms. Byorum, Mr. Ernst, Mr. Laurin, Mr. Limoges, Mr. MacDonald and Mr. Martin are independent.

  B.
  Disclose the identity of directors who are not independent and describe the basis for that determination.

    Dr. Dupont is Executive Chairman of the Board, Mr. Gagnon is the President & Chief Executive Officer of the Corporation, Prof. Dr. Engel is the Chief Operating Officer of the Corporation, and Mr. Aubut is a senior partner of the law firm Heenan Blaikie Aubut, which provides legal services to the Corporation and its subsidiary, Atrium Biotechnologies Inc.

  C.
  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

    The Board is currently composed of a majority of independent directors, being six (6) out of ten (10) directors.

    In addition, Mr. José P. Dorais, a candidate designated by SGF Santé Inc. in accordance with the shareholders' agreement, is standing for election to the Board at the 2006 annual meeting of shareholders. The Corporate Governance, Nominating and Human Resources Committee has determined that, if elected, Mr. Dorais would be an independent director. For more details on the designation of Mr. Dorais as a candidate for election to the Board, see Section 8 "ELECTION OF DIRECTORS" of this Management Proxy Circular.

  D.
  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of issuer
Aubut, Marcel	Boralex Power Income Fund
Byorum, Stormy	Northwest Natural Gas
Dupont, Éric	Atrium Biotechnologies Inc.
Laurin, Pierre	Atrium Biotechnologies Inc. Quebecor Inc.
Limoges, Gérard	Alexis Nihon REIT Atrium Biotechnologies Inc. Engenuity Technologies Inc. Hart Stores Inc. Hartco Income Trust Metro Inc.
MacDonald, Pierre	Geac Computer Corporation Limited AIM Trimark Canada Fund Inc. AIM Trimark Global Fund Inc.

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  E.
  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

    From time to time, the Chairman of the Board ensures that directors hold meetings at which senior management is not present. There was one such meeting held during 2005.

  F.
  Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

    Dr. Éric Dupont, Executive Chairman of the Board, is not an independent director. However, the Board is of the view that all independent directors carry out their duties and leadership at all meetings. Moreover, Mr. Jürgen Ernst, an independent director, was appointed Vice Chairman of the Board in November 2005.

  G.
  Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

Board members	Board meetings	Committee meetings
Aubut, Marcel	5/7	N/A
Byorum, Stormy	6/7	4/4
Dupont, Éric	7/7	4/4
Engel, Jürgen	7/7	N/A
Ernst, Jürgen *	6/7	N/A
Gagnon, Gilles	7/7	N/A
Laurin, Pierre	6/7	4/4
Limoges, Gérard	7/7	4/4
MacDonald, Pierre	7/7	8/8

*
Mr. Jürgen Ernst was appointed Director of the Board on February 25, 2005 and member of the Corporate Governance, Nominating and Human Resources Committee on December 13, 2005.

2.     BOARD MANDATE

  Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

  The Board of Directors adopted and approved a written mandate on February 28, 2006, a copy of which is attached as Schedule B to this Management Proxy Circular.

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3.     POSITION DESCRIPTIONS

  A.
  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

    The Board has adopted and approved a written description for the chair and the chair of each Board committee. The mandate of the Chairman of the Board states that he is responsible for the administration, development and efficient operation of the Board. He shall make sure that the Board adequately discharges its mandate and that the Board's responsibilities and boundaries with management's are well understood by the Directors. The mandates of each committee chair provide that each chair's responsibility is to efficiently manage his respective committee. He shall make sure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

  B.
  Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.

    The Board and the CEO have already developed a written position description for the CEO. The Board expects the CEO and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.     ORIENTATION AND CONTINUING EDUCATION

  A.
  Briefly describe what measures the Board takes to orient new directors regarding:

  (i)
  the role of the Board, its committees and its directors and;

  (ii)
  the nature and operation of the issuer's business.

    The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the CEO meet new directors in order to give them information on the Corporation's operations. Each new director receives an information book that includes the mandate of the Board of directors and all corporate documents related to operations, product pipeline and financial condition.

  B.
  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

    Continuous information is provided to all directors in respect of their role and responsibilities. Moreover, all revised corporate documents are systematically sent to directors (product pipeline, fact sheet, corporate presentation, etc.)

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5.     ETHICAL BUSINESS CONDUCT

  A.
  Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

  (i)
  Disclose how a person or company may obtain a copy of the code.

    The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule E to this Management Proxy Circular and is also accessible on the Corporation's Web site at www.aeternazentaris.com.

    (ii)
    Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

    A copy of the Code was sent to each director, officer and employee when it was adopted. In addition, each new employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

    (iii)
    Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

    No material change report has been filed by the Corporation regarding departures from the Code.

  B.
  Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

    Except as described below, no director or executive officer of the Corporation has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements.

    On February 28, 2006, the Board of Directors of the Corporation approved the acquisition by it of a patent held by Prof. Dr. Jürgen Engel for a total consideration of US$175,000 (CAN$199,150) paid by the Corporation issuing 28,779 Common Shares from treasury. Prof. Dr. Engel is the Executive Vice President, Global Research and Development and Chief Operating Officer and he is also a director of the Corporation. This transaction was duly approved at a meeting of all six of the Corporation's independent directors, at which meeting Prof. Dr. Engel was not present during the discussions on this transaction.

  C.
  Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

    On the Web site of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserve its reputation for integrity and excellence, and conducting the businesses and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the Web site of the Corporation.

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6.     NOMINATION OF DIRECTORS

  A.
  Describe the process by which the Board identifies new candidates for Board nomination.

    The selection of new candidates is made by the Corporate Governance, Nominating and Human Resources Committee. This committee establishes the criteria in respect of the complementarity and expertise that each candidate for Board nomination would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

  B.
  Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.

    The Corporate Governance, Nominating and Human Resources Committee is composed of a majority of unrelated directors. The Board is of the opinion that with three of four committee members being independent, the nomination process is objective.

  C.
  If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

    The Corporate Governance, Nominating and Human Resources Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Management Proxy Circular.

7.     COMPENSATION

  A.
  Describe the process by which the Board determines the compensation for the directors and officers.

    The compensation of directors and officers is recommended by the Corporate Governance, Nominating and Human Resources Committee to the Board for approval. Compensation is reviewed annually by means of studies, with respect to a reference market and composed of comparable businesses.

  B.
  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

    The Corporate Governance, Nominating and Human Resources Committee serves as the Board's compensation committee. The Corporate Governance, Nominating and Human Resources Committee is composed of a majority of unrelated directors. The Board is of the opinion that with three of four committee members being independent, the compensation process review is objective.

  C.
  If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

    The Corporate Governance, Nominating and Human Resources Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Corporate Governance, Nominating and Human Resources Committee are described in the mandate, which is attached as Schedule D to this Management Proxy Circular.

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  D.
  If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

    The Corporate Governance, Nominating and Human Resources Committee has not retained any consultant or advisor during the most recently completed financial year.

8.     OTHER BOARD COMMITTEES

  If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

  The Audit Committee and the Corporate Governance, Nominating and Human Resources Committee are the sole committees of the Board.

9.     ASSESSMENTS

  Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

  The Corporate Governance, Nominating and Human Resources Committee is responsible for assessing the Board as a whole and each individual director. Questionnaires are distributed to each director for the purpose of 1) evaluating the Board's responsibilities and functions, its operations, and how it compares to boards of other companies on which the directors serve and 2) inviting directors to make suggestions to improve the performance of the Board. The results of the questionnaires are compiled on a confidential basis to encourage complete and honest comments. The Corporate Governance, Nominating and Human Resources Committee then presents its findings and recommendations to the Board.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.     STEWARDSHIP RESPONSIBILITY

        The Board of Directors (the "Board") of Æterna Zentaris Inc. (the "Corporation") assumes stewardship of the Corporation's overall administration and supervises the management of the Corporation's operations with the objective of increasing shareholder value.

        Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.

        In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.

        Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities and, unless the mandate of a committee of the Board specifically confers upon such committee decision-making authority with respect to a particular matter, the Board retains ultimate decision-making authority with respect to all matters, as authorized to exercice pursuant to the law, relating to the administration and affairs of the Corporation.

2.     COMPOSITION OF THE BOARD AND OPERATION

        The Corporation's Articles provide that the Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

        The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and has no material relationship with, or receives no financial benefit from, the Corporation, other than directors' fees and share ownership. As a general rule, the interests of an independent director should be aligned with those of shareholders.

        The composition of the Board should provide a mix of skills, business expertise and experience in the Corporation's areas of activities.

        The Board must nominate its Chairman from among the directors of the Corporation. In addition, if the Chairman is a director who also is a member of senior management of, or is otherwise related to, the Corporation, the Board could also nominate a lead director, if appropriate, from among the independent directors to take on appropriate duties. From time to time, following meetings of the Board, the directors shall hold meetings at which senior management is not present in order to ensure a free and open discussion between directors.

        The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, a special meeting of the Board is held, at least once a year, to review the Corporation's strategic plan.

        The Chairman of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

        The Corporate Governance, Nominating and Human Resources Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3.     RESPONSIBILITIES

        The Board has the following responsibilities:

  (a)
  Strategic Planning

  (i)
  Approving the Corporation's long-term strategy, taking into account, among other things, business opportunities and risks of the business.

  (ii)
  Approving and monitoring the implementation of the Corporation's annual business plan.

  (iii)
  Advising management on strategic issues.

  (b)
  Human Resources and Performance Assessment

  (i)
  Choosing the Chief Executive Officer (the "CEO") and approving the appointment of other senior management executives.

  (ii)
  Monitoring and assessing the performance of the CEO and other members of senior management and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.

  (iii)
  Monitoring management and Board succession planning process.

  (iv)
  Monitoring the size and composition of the Board and its committees based on the competencies, skills, and personal qualities sought in Board members.

  (v)
  Approving the list of Board nominees to be submitted for election by shareholders.

  (c)
  Financial Matters and Internal Control

  (i)
  Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

  (ii)
  Reviewing the general content and the Audit Committee's report on the financial aspects of the Corporation's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities.

  (iii)
  Approving operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction outside the ordinary course of business, including proposals on mergers, acquisitions or other major transactions, such as investments, divestitures, stock consolidations, reclassifications or recapitalizations.

  (iv)
  Determining dividend policies and procedures.

  (v)
  Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

  (vi)
  Monitoring the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

2

      (a)
      the integrity and quality of the Corporation's financial statements and other financial information and the appropriateness and adequacy of their disclosure;

      (b)
      the review of the Audit Committee on external auditors' independence and qualifications;

      (c)
      the performance of the Corporation's internal audit function, if any, and of the Corporation's external auditors; and

      (d)
      the Corporation's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security).

    (vii)
    Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

    (viii)
    Reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public.

  (d)
  Corporate Governance Matters

  (i)
  Taking all reasonable measures to satisfy itself as to the integrity of management and ensuring that management creates a culture of integrity throughout the Corporation.

  (ii)
  Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

  (iii)
  Adopting and reviewing, on a regular basis, the Corporation's Code of Ethical Conduct applicable to the Corporation's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

  (iv)
  Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

  (v)
  Adopting orientation and continuing education programs for directors.

  (e)
  Pension-Related Matters

  (i)
  Monitoring the governance structure, funding, and investment policies for the Corporation's pension plan(s).

        Adopted and approved by the Board of Directors on February 28, 2006.

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SCHEDULE C

AUDIT COMMITTEE CHARTER

1.     MISSION STATEMENT

        The Audit Committee (the "Committee") will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company's business, operations, and risks.

        The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.     POWERS

        The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

  •
  Perform activities within the scope of its charter.

  •
  Engage independent counsel and other advisers as it deems necessary to carry out its duties.

  •
  Set and pay the compensation for any advisors it employs.

  •
  Ensure the attendance of company officers at meetings as appropriate.

  •
  Have unrestricted access to members of management, employees and relevant information.

  •
  Communicate directly with the internal and external auditors.

3.     COMPOSITION

  •
  The Audit Committee shall be formed of three members, each of which shall be a director not holding a management function.

  •
  Each member shall provide a useful contribution to the Committee.

  •
  All members shall be independent of management.

  •
  All members must be financially literate.

  •
  The chairperson of the Audit Committee shall be appointed by the Board from time to time.

  •
  The term of the mandate of each member shall be one year.

  •
  The quorum requirement for any meeting shall be two members.

  •
  The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

4.     MEETINGS

  •
  If deemed necessary, the Audit Committee may invite other individuals (such as the Executive Vice President and COO or the Vice President and CFO).

  •
  External auditors shall be invited, if needed, to make presentations to the Audit Committee.

  •
  The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

  •
  The Audit Committee will meet with the external auditors at least once a year without management presence.

  •
  The minutes of each meeting shall be recorded.

5.     ROLE AND RESPONSIBILITIES

        A.    Financial Information

  i)
  Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

  ii)
  Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

  iii)
  Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

  iv)
  Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.

  v)
  Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company's controls and procedures disclosure of information and the attestation by management of the financial reports.

  vi)
  Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

  vii)
  Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

  viii)
  Meet with management and the external auditors to review the financial statements and the results of the audit.

  ix)
  Consider management's handling of proposed audit adjustments identified by the external auditors.

  x)
  Ensure that the external auditors communicate certain required matters to the Committee.

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  xi)
  Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

  xii)
  Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

  xiii)
  To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

  –
  Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

  –
  Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;

  –
  Generally accepted accounting principles have been consistently applied;

  –
  There are any actual or proposed changes in accounting or financial reporting practices;

  –
  There are any significant or unusual events or transactions;

  –
  The company's financial and operating controls are functioning effectively;

  –
  The company has complied with the terms and conditions of loan agreements or security indentures; and

  –
  The interim financial statements contain adequate and appropriate disclosures.

  xiv)
  Ensure that the external auditors communicate certain required matters to the Committee.

        B.    External Audit

  i)
  Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

  ii)
  Consider the independence of the external auditor and any potential conflicts of interest.

  iii)
  Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

  iv)
  Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

  v)
  Make sure to receive periodic reports from the external auditors.

  vi)
  Review the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the company's present circumstances and changes in regulatory and other requirements.

  vii)
  Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

  viii)
  Discuss with the external auditor any audit problems encountered in the normal course of audit work, including any restriction on audit scope or access to information.

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  ix)
  Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.

  x)
  Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

  xi)
  Ensure the company has appropriate policies regarding the hiring of audit firm personnel for senior positions after they have left the audit firm.

        C.    Internal Control

  i)
  Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

  ii)
  Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

  iii)
  Satisfy itself as to the adequacy of company's review procedures regarding disclosure of other financial information.

  iv)
  Gain an understanding of the current areas of financial risk and how these are being handled by the management.

  v)
  Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

  vi)
  Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

  vii)
  Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

  viii)
  Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

        D.    Corporate governance

  i)
  Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

  ii)
  Periodically obtain updates from management, general counsel, and tax director regarding compliance.

  iii)
  Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

  iv)
  Review the findings of any examinations by regulatory agencies.

  v)
  Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

4

  vi)
  Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

  vii)
  Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

  viii)
  Review the program for monitoring compliance with the Code of Ethical Conduct.

  ix)
  Periodically obtain updates from management and general counsel regarding compliance.

        E.    Other Responsibilities

  i)
  Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

  ii)
  Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

  iii)
  Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

  iv)
  Review the policies and procedures in effect for considering officers' expenses and perquisites.

  v)
  If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

  vi)
  Perform other oversight functions as requested by the full Board.

  vii)
  Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

  viii)
  Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

  ix)
  Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the Annual Report.

  x)
  Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

  xi)
  Review and update the Committee charter annually.

  xii)
  Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

        Revised and approved by the Board of Directors on February 28, 2006.

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SCHEDULE D

MANDATE OF THE CORPORATE
GOVERNANCE, NOMINATING AND HUMAN
RESOURCES COMMITTEE

        The Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee") of Æterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposing new Board nominees, assessing the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.     COMPOSITION OF THE COMMITTEE AND OPERATION

        The Governance Committee is composed of a minimum of three (3) members, a majority of whom qualify as independent directors, as determined by the Board. Members of the Governance Committee are appointed and destituted by the Board. The quorum at any meeting is a majority of its members and meetings are held at least twice a year and as required.

        The Chair of the Governance Committee develops the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee reports regularly to the Board on the business of the Governance Committee.

        The Governance Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Chairman of the Board thereof.

        The Governance Committee annually reviews its mandate and reports to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.     RESPONSIBILITIES

        The Governance Committee has the following responsibilities:

  (a)
  Board of Directors

  (i)
  Monitoring the size and composition of the Board to ensure effective decision-making.

  (ii)
  Developing and reviewing the policies and procedures for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience needed by the Board and the Corporation's requirements.

  (iii)
  Identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders.

  (iv)
  Assisting the Board in determining Board committee membership.

  (v)
  Making recommendations to the Board with respect to directors' compensation.

  (vi)
  Reviewing periodically the mandates of the Board and its committees.

  (vii)
  Developing and monitoring appropriate processes for the periodical performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

  (b)
  Corporate Governance Matters

  (i)
  Reviewing corporate governance guidelines applicable to the Corporation, recommending to the Board any change(s) that should be made thereto and monitoring the disclosure of the Corporation's corporate governance practices in accordance with applicable rules, regulations and recommended practices.

  (ii)
  Developing for approval by the Board, monitoring and overseeing the disclosure of appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving feedback from shareholders.

  (iii)
  Developing for approval by the Board, monitoring and overseeing the disclosure of a Code of Ethical Conduct applicable to the Corporation's directors, its Chief Executive Officer (the "CEO"), its financial officers, and its other officers and employees.

  (iv)
  Reviewing the annual statement of corporate governance practices for inclusion in the Corporation's Management Proxy or Information Circular or Annual Information Form, in accordance with applicable rules and regulations.

  (v)
  Developing and reviewing orientation and continuing education programs for directors.

  (vi)
  Reviewing the policies with respect to the use of privileged information and taking all reasonable measures to ensure that such policy, and the calendar for prohibition or "black-out" periods, is provided to each member of the Board and each officer of the Corporation and to ensure the appropriate communication thereof to all employees, officers and directors of the Corporation.

  (c)
  Senior Management

  (i)
  Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of CEO and other members of senior management.

  (ii)
  Ensuring that the CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding executives.

  (iii)
  Assisting the CEO in the recruiting of senior management, the terms and conditions of their appointment, retirement and termination and make a recommendation to the Board.

  (iv)
  Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation level and package.

  (v)
  Reviewing the evaluation of the performance of the Corporation's senior officers and recommending to the Board their compensation.

  (vi)
  Reviewing the report on executive compensation for inclusion in the Corporation's Management Proxy or Information Circular as well as all other executive compensation disclosure, in order to comply as best as possible with applicable rules and regulations.

2

  (d)
  Other Human Resources Matters

  (i)
  Taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

  (ii)
  Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value and reviewing such philosophy at least once a year and as required.

  (iii)
  Making recommendations to the Board with respect to incentive compensation plans, including security-based compensation plans.

        Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.

        Adopted and approved by the Board of Directors on February 28, 2006.

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SCHEDULE E

CODE OF ETHICAL CONDUCT

        Æterna Zentaris Inc. ("Æterna Zentaris") and all of the directors, officers and employees of Æterna Zentaris and its subsidiaries (collectively with Æterna Zentaris, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

        Accordingly, the Board of Directors of Æterna Zentaris has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Æterna Zentaris' principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.

        This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Head of Legal Affairs of Zentaris GmbH or the Vice President, Legal Affairs of Atrium Biotechnologies Inc. (the "Subsidiaries Legal Department") or the Corporate Secretary of Æterna Zentaris (the "Compliance Officer"). Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Subsidiaries Legal Department or the Compliance Officer and ask for help.

Policies and Practice

General Conduct — Conflicts of Interest

        You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

        You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied.

Compliance with Laws, Rules and Regulations

        In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Æterna Zentaris' securities are listed.

Public Disclosure — Confidentiality of Non-Public Information

        As a public company, Æterna Zentaris must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Æterna Zentaris files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Æterna Zentaris.

        Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

        In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

        You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

Compliance with this Code of Ethical Conduct

        All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.

        The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.

Duty to Report Violations of this Code of Ethical Conduct — No Retaliation

        The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.

        All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained insofar as is possible. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.

        Details, on how to access this reporting service or how to contact the Compliance Officer or the Subsidiaries Legal Department, are available on Æterna Zentaris' Web site at www.aeternazentaris.com under section Investors/Governance.

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Disciplinary Actions

        The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.

        As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of the employment.

        In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct

        Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Compliance Officer. The Board of Directors of Æterna Zentaris must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of Æterna Zentaris. Waivers of any provision of this Code of Ethical Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Æterna Zentaris) may be made by the Compliance Officer.

        Æterna Zentaris is required to publicly disclose any waivers granted to a director or executive officer of Æterna Zentaris, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which Æterna Zentaris' securities are listed.

Amendments to this Code of Ethical Conduct

        The Board of Directors of Æterna Zentaris may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.

        Adopted and approved by the Board of Directors on March 29, 2004 and amended by the Board of Directors on November 3, 2004 and December 13, 2005.

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QuickLinks

Exhibit 6
Æterna Zentaris Inc.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
SUMMARY COMPENSATION TABLE
PENSION PLAN TABLE
SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)
SCHEDULE B MANDATE OF THE BOARD OF DIRECTORS
SCHEDULE C AUDIT COMMITTEE CHARTER
SCHEDULE D MANDATE OF THE CORPORATE GOVERNANCE, NOMINATING AND HUMAN RESOURCES COMMITTEE
SCHEDULE E CODE OF ETHICAL CONDUCT